Nicholas Adams Kronfeld 212 450 4950 Nicholas.Kronfeld@DPW.COM	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

October 24, 2008

Via EDGAR (Correspondence) and Courier

Christina Chalk
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
U.S.A.

Re:	Compañía de Telecomunicaciones de Chile S.A. (“CTC” or the “Company”)
Schedule 14D-9 filed on September 30, 2008 (the “Original Schedule 14D-9”)
SEC File No. 5-55463

Dear Ms. Chalk:

By letter dated October 7, 2008, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Original Schedule 14D-9.  On behalf of the Company and the other filing persons set forth on the cover of the Original Schedule 14D-9, I provided responses to the Staff’s comments by letter dated October 17, 2008 (the “Response Letter”).  This letter is in response to further questions and concerns raised by the Staff in conversations held subsequent to the submission of the Response Letter.  Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Original Schedule 14D-9.

Filing of Schedule 13E-3; Amendment to the Original Schedule 14D-9

As we have discussed, each of the directors of the Company (each a “Director” and collectively the “Directors”) has agreed to join as a filing person a Schedule 13E-3 (the “Schedule 13E-3”) which will include as an exhibit a letter

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from that Director (such letters, collectively, the “New Opinion Letters”) setting forth that Director’s recommendation that the shareholders of the Company (the “Shareholders”) accept the Offer.  An English translation of the expected form of the New Opinion Letters is attached hereto.  The New Opinion Letters will also be filed with the Chilean Superintendencia de Valores y Seguros.  The New Opinion Letters state, in relevant part, that:

“Considering the increase in the price of the Offer, together with the reasons detailed in my letter dated September 24, 2008, and in light of the factors described on pages 10 to 12 of the Supplement to the Offer to Purchase filed by Telefónica, S.A. with the U.S. Securities and Exchange Commission, I ratify the conclusions contained in said letter dated September 24, 2008 and I conclude that the offered price constitutes a reasonable price to CTC shareholders and I recommend the acceptance of the Offer.”

Additionally, the Directors and the Company have agreed to amend the Original Schedule 14D-9 (as amended, the “Amended Schedule 14D-9”) to (i) reflect the amended terms of the Offer, (ii) revise the disclosure regarding the position of each Director in light of the fact that each Director has determined to recommend that Shareholders accept the Offer and (iii) attach the New Opinion Letters as exhibits.

We believe that the New Opinion Letters, together with the original opinion letters filed on September 24, 2008 (the “Original Opinion Letters” and together with the New Opinion Letters, the “Letters”) should satisfy the disclosure requirements of Item 1014(a) and Item 1014(b) of Regulation M-A.  The Letters will convey each Director’s belief as to the fairness of the Offer to unaffiliated Shareholders and, by describing each factor considered by such Director, provide reasonable detail regarding the material factors on which their belief is based.  In complying with Instruction 2 of Item 1014 of Regulation M-A, each Letter will refer to the factors considered by the Directors, including the determination by each Director that the Offer price is reasonable in relation to (a) current market prices and historical market prices of the Shares and ADSs, (b) net book value and (c) going concern value.  The factor referred to in clause (v) of Instruction 2 of Item 1014 of Regulation M-A (liquidation value) was not considered by the Directors.  The factors referred to in clauses (vi) through (viii) of Instruction 2 of Item 1014 of Regulation M-A are not applicable.

Mailing of the Schedule 13E-3

We note that pursuant to Rule 13e-3(f)(1)(i), the Schedule 13E-3 is required to be mailed to Shareholders no later than 20 days prior to the closing of the Offer, which is currently scheduled to be October 30, 2008 (the “Closing Date”).  However, we respectfully submit that, because the only material information required to be disclosed in the Schedule 13E-3 which has not previously been disclosed to Shareholders (in either the Schedule TO or the Original Schedule 14D-9) is that the Directors have, in their individual capacities,

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determined to recommend that the Shareholders accept the Offer rather than only conclude that the Offer might be in the interest of Shareholders, mailing five days prior to the Closing Date allows sufficient time for investors to absorb the new information.

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Yours sincerely,

/s/ Nicholas A. Kronfeld
Nicholas A. Kronfeld

c.c.	Cristian Aninat Salas, General Counsel
Isabela Margarita Bravo C., Financial Director
Veronica Gaete D.

Santiago, Chile, October 24, 2008

Shareholders of Compañía de Telecomunicaciones de Chile S.A.

Re: Increase in the offered price for shares of
Compañía de Telecomunicaciones de Chile S.A. by
Telefónica, S.A. through its affiliate Inversiones
Telefónica Internacional Holding Limitada.

Dear Shareholders:

As part of the tender offer (the “Offer to Purchase”) launched by Inversiones Telefónica Internacional Holding Limitada (the “Offeror”), and in accordance with the announcement published in the Diario Financiero on October 13, 2008, the Offeror has stated that it has increased its offer for Compañía de Telecomunicaciones de Chile S.A. (“CTC”) Series A Common Stock from $1,000 to $1,100 Chilean pesos per share and for CTC Series B Common Stock from $900 to $990 Chilean pesos per share (the “Offer”), to be paid according to the same terms and conditions as before.

Considering the increase in the price of the Offer, together with the reasons detailed in my letter dated October 24, 2008, and in light of the factors described on pages 10 to 12 of the Supplement to the Offer to Purchase filed by Telefónica, S.A. with the U.S. Securities and Exchange Commission, I ratify the conclusions contained in said letter dated October 24, 2008 and I conclude that the offered price constitutes a reasonable price to CTC shareholders and I recommend the acceptance of the Offer.

I caution that the final decision regarding whether or not to tender your shares must be made by you. You should make an informed decision after consulting your legal, financial, tax and other advisors as appropriate.

Kind Regards,